EXHIBIT 99.1
Condensed Interim Consolidated Financial Statements
Nuvei Corporation
(Unaudited)
For the three and six months ended June 30, 2022 and 2021
(in thousands of US dollars)

Nuvei Corporation
Consolidated Statements of Financial Position
(Unaudited)

(in thousands of US dollars)

	Notes	June 30, 2022	December 31, 2021
		$	$
Assets

Current assets
Cash		721,620	748,576
Trade and other receivables	5	51,438	39,262
Inventory		1,245	1,277
Prepaid expenses		9,221	8,483
Income taxes receivable		3,019	3,702
Current portion of advances to third parties	6	1,281	3,104
Current portion of contract assets		1,542	1,354

Total current assets before segregated funds		789,366	805,758
Segregated funds		701,387	720,874

Total current assets		1,490,753	1,526,632

Non-current assets
Advances to third parties	6	4,934	13,676
Property and equipment		26,078	18,856
Intangible assets		711,940	747,600
Goodwill		1,111,889	1,126,768
Deferred tax assets		11,256	13,036
Contract assets		981	1,091
Processor deposits		4,852	4,788
Other non-current assets		3,924	3,023

Total Assets		3,366,607	3,455,470

Nuvei Corporation
Consolidated Statements of Financial Position
(Unaudited)

(in thousands of US dollars)

	Notes	June 30, 2022	December 31, 2021
		$	$
Liabilities

Current liabilities
Trade and other payables	7	105,972	101,848
Income taxes payable		29,047	13,478
Current portion of loans and borrowings		8,397	7,349
Other current liabilities		7,695	13,226

Total current liabilities before due to merchants		151,111	135,901
Due to merchants		701,387	720,874

Total current liabilities		852,498	856,775

Non-current liabilities
Loans and borrowings		504,341	501,246
Deferred tax liabilities		61,087	71,100
Other non-current liabilities		4,008	4,509

Total Liabilities		1,421,934	1,433,630

Equity

Equity attributable to shareholders
Share capital	8	2,014,683	2,057,105
Contributed surplus		137,169	69,943
Deficit		(176,314)	(108,749)
Accumulated other comprehensive loss		(39,016)	(8,561)

		1,936,522	2,009,738
Non-controlling interest	8	8,151	12,102

Total Equity		1,944,673	2,021,840

Total Liabilities and Equity		3,366,607	3,455,470
Contingencies	16
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation
Consolidated Statements of Profit or Loss and Comprehensive Income or Loss
(Unaudited)
For the three and six months ended June 30

(in thousands of US dollars, except for per share amounts)

		Three months ended June 30		Six months ended June 30
		2022	2021	2022	2021
	Notes	$	$	$	$
Revenue	9	211,294	178,239	425,838	328,719
Cost of revenue	9	35,980	33,124	82,896	60,308
Gross profit		175,314	145,115	342,942	268,411

Selling, general and administrative expenses	9	146,505	95,870	293,317	184,306
Operating profit		28,809	49,245	49,625	84,105

Finance income	10	(1,665)	(912)	(2,296)	(1,771)
Finance cost (recovery)	10	(1,973)	3,432	5,768	6,747
Net finance cost (income)		(3,638)	2,520	3,472	4,976
Loss (gain) on foreign currency exchange		(8,467)	1,691	(7,887)	1,246
Income before income tax		40,914	45,034	54,040	77,883

Income tax expense		5,831	6,120	14,443	11,179
Net income		35,083	38,914	39,597	66,704

Other comprehensive income
Items that may be reclassified subsequently to profit and loss
Foreign operations – foreign currency translation differences		(25,593)	4,310	(30,455)	(10,539)
Comprehensive income		9,490	43,224	9,142	56,165

Net income attributable to:
Common shareholders of the Company		33,979	37,830	36,982	64,644
Non-controlling interest		1,104	1,084	2,615	2,060
		35,083	38,914	39,597	66,704

Comprehensive income attributable to:
Common shareholders of the Company		8,386	42,140	6,527	54,105
Non-controlling interest		1,104	1,084	2,615	2,060
		9,490	43,224	9,142	56,165

Net income per share	12
Net income per share attributable to common shareholders of the Company
Basic		0.24	0.27	0.26	0.47
Diluted		0.23	0.26	0.25	0.45
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation
Consolidated Statements of Cash Flows
(Unaudited)
For the six months ended June 30

(in thousands of US dollars)

		2022	2021
	Notes	$	$
Cash flow from operating activities
Net income		39,597	66,704
Adjustments for:
Depreciation of property and equipment		3,720	2,780
Amortization of intangible assets		49,769	38,958
Amortization of contract assets		913	1,017
Share-based payments	11	69,851	9,058
Net finance cost	10	3,472	4,976
Loss (gain) on foreign currency exchange		(7,887)	1,246
Income tax expense		14,443	11,179
Changes in non-cash working capital items	15	(3,578)	14,265
Interest paid		(8,805)	(5,435)
Income taxes paid		(4,272)	(5,754)
		157,223	138,994
Cash flow used in investing activities
Business acquisitions, net of cash acquired	4	—	(88,930)
Acquisition of property and equipment		(4,662)	(2,419)
Acquisition of intangible assets		(16,425)	(8,706)
Decrease (increase) in other non-current assets		(965)	9,787
Net decrease in advances to third parties	6	1,566	5,982
		(20,486)	(84,286)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	8	(109,158)	—
Transaction costs from issuance of shares	8	(626)	—
Proceeds from exercise of stock options	8	1,129	3,968
Repayment of loans and borrowings		(2,560)	—
Proceeds from loans and borrowings		—	300,000
Transaction costs related to loans and borrowings		—	(5,373)
Payment of lease liabilities		(1,682)	(1,327)
Purchase of non-controlling interest		(39,751)	—
Dividend paid by subsidiary to non-controlling interest		(260)	(680)
		(152,908)	296,588
Effect of movements in exchange rates on cash		(10,785)	1,670
Net increase (decrease) in cash		(26,956)	352,966
Cash – Beginning of period		748,576	180,722
Cash – End of period		721,620	533,688
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation
Consolidated Statements of Changes in Equity
(Unaudited)
For the six months ended June 30

(in thousands of US dollars)

		Attributable to shareholders of the Company				Non- Controlling interest	Total equity
	Notes	Share capital	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)
		$	$	$	$	$	$

Balance as at January 1, 2021		1,625,785	11,966	(211,042)	22,470	8,710	1,457,889

Contributions and distributions
Exercise of stock options	11	5,992	(2,024)	—	—	—	3,968
Equity-settled share-based payments	11	—	14,142				14,142
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(680)	(680)
Net income and comprehensive income		—	—	64,644	(10,539)	2,060	56,165

Balance as at June 30, 2021		1,631,777	24,084	(146,398)	11,931	10,090	1,531,484

Balance as at January 1, 2022		2,057,105	69,943	(108,749)	(8,561)	12,102	2,021,840

Contributions and distributions
Exercise of stock options	8, 11	1,344	(215)	—	—	—	1,129
Equity-settled share-based payments	11	—	69,851	—	—	—	69,851
Tax effect - equity-settled share-based payments		—	(2,410)	—	—	—	(2,410)
Shares repurchased and cancelled	8	(29,094)	—	(43,290)	—	—	(72,384)
Share repurchase liability	8	(14,672)	—	(27,812)	—	—	(42,484)
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(260)	(260)
Effect of purchase of non-controlling interest	8	—	—	(33,445)	—	(6,306)	(39,751)
Net income and comprehensive income		—	—	36,982	(30,455)	2,615	9,142

Balance as at June 30, 2022		2,014,683	137,169	(176,314)	(39,016)	8,151	1,944,673
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
1. Reporting entity
Nuvei Corporation (“Nuvei” or the “Company”) is a global payment company providing payment solutions to businesses across North America, Europe, Middle East and Africa, Latin America and Asia Pacific and is domiciled in Canada with its registered office located at 1100 René-Lévesque Blvd., 9th floor, Montreal, Quebec, Canada. Nuvei is the ultimate parent of the group and was incorporated on September 1, 2017 under the Canada Business Corporations Act (“CBCA”).
The Company's Subordinate Voting Shares are listed on the Toronto Stock Exchange ("TSX") under the symbols "NVEI" and on the Nasdaq Global Select Market ("Nasdaq") under the symbol "NVEI".
2. Basis of preparation and consolidation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information and disclosures have been omitted or condensed. The accounting policies and methods of computation described in the annual audited consolidated financial statements were applied consistently in the preparation of these condensed interim consolidated financial statements. Accordingly, these condensed interim consolidated financial statements should be read together with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2021.
The condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2022 were authorized for issue by the Company’s Board of Directors on August 8, 2022.
Operating segment
The Company has one reportable segment for the provision of payment technology solutions to merchants and partners.
Seasonality of interim operations
The operations of the Company can be seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full year or any future period.
Estimates, judgments and assumptions
The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The significant estimates, judgments and assumptions made by management are the same as those applied and described in the Company's audited annual consolidated financial statements for the year ended December 31, 2021 except those described below. Actual results may differ from these estimates, judgments and assumptions.
Fair value of services rendered
When issuing share-based payments in exchange for services rendered by an external party, the Company estimates the fair value of the instruments granted by reference to the fair value of services rendered by the external party, if the services can be measured reliably, instead of the fair value of the equity instrument granted.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
3. Significant accounting policies and new accounting standards
The accounting policies used in these interim financial statements are consistent with those applied by the Company in its December 31, 2021 audited annual consolidated financial statements except for those described below.
Share capital repurchase
On March 7, 2022, the Board approved a normal course issuer bid ("NCIB") to purchase for cancellation Subordinate Voting Shares. When the Company controls the amount and timing of the repurchase being made, the Company recognizes the share capital repurchase on the trade date. For each share repurchased and cancelled, the Company reduces share capital by the weighted average cost of the related category of shares and any difference between the amount paid, including transaction costs, and the weighted average cost of the related category of shares is recorded directly in retained earnings.
When the Company enters into an agreement under which it has a contractual obligation to purchase its own shares, subject to certain pre-determined limitations, the Company initially records this obligation as a financial liability at the current fair market value with a corresponding reduction of equity. The share purchase liability is carried at fair market value until it is settled or upon termination of the agreement, with change in fair value being recognized in the finance costs line item in the consolidated statement of profit or loss.
New accounting standards and interpretations adopted
The following amendments were adopted on January 1, 2022:
Amendments to references to conceptual framework in IFRS Standards
This amendment replaces references to the 2010 Conceptual Framework for Financial Reporting with references to the 2018 Conceptual Framework for Financial Reporting in order to determine what constitutes an asset or liability in a business combination, adds a new exception for certain liabilities and contingent liabilities to refer to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or IFRIC 21, Levies, rather than to the 2018 Conceptual Framework, and clarifies that an acquirer should not recognize contingent assets at the acquisition date. The amendments are effective for business combinations occurring in reporting periods starting on or after January 1, 2022.
The amendments described above had no impact on these condensed interim consolidated financial statements.
New accounting standards and interpretations issued but not yet adopted
The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods. There were no significant updates to the standards and interpretations issued but not yet adopted described in the December 31, 2021 annual audited consolidated financial statements.
4. Business combinations
Transaction for the six months ended June 30, 2021
Base Commerce LLC
On January 1, 2021, the Company acquired substantially all of the net assets of Base Commerce LLC (“Base”), a technology-driven payment processing company specializing in bank card and automated clearing house payment processing solutions. The purchase price for this acquisition totaled $92,678 of which $89,674 was paid in cash at closing. The remaining amount consists of a contingent consideration of $3,004, estimated on the date of acquisition, which is contingent upon meeting certain performance metrics.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Purchase Price Allocation
The following table summarizes the final amounts of assets acquired and liabilities assumed at the acquisition date for Base acquisition in the period:

Base $
Assets acquired
Cash	744
Segregated funds	122,139
Trade and other receivables	6,860
Prepaid expenses	42
Property and equipment	160
Processor deposits	1,385
Intangible assets
Trademarks	2,396
Technologies	8,809
Partner and merchant relationships	47,232
Goodwill[1]	32,109
221,876
Liabilities assumed
Trade and other payables	(7,059)
Due to merchants	(122,139)
92,678
Total consideration
Cash paid	89,674
Contingent consideration	3,004
92,678
1 Goodwill mainly consists of future growth, assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill arising from the Base acquisition is deductible for tax purposes.
5. Trade and other receivables

	June 30, 2022	December 31, 2021
	$	$
Trade receivables	45,462	34,765
Other receivables	5,976	4,497
Total	51,438	39,262

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
6. Advances to third parties
Advances to third parties comprise the following:

	June 30, 2022	December 31, 2021
	$	$
Advances to a third party independent sales organization	6,067	16,616
Other	148	164
	6,215	16,780

Current portion	(1,281)	(3,104)
Long-term portion	4,934	13,676
The movement in the advances to a third party independent sales organization is as follows:

Six months ended
June 30, 2022
$
Balance, beginning of period	16,616
Interest on advances to a third party	431
Merchant residuals received	(1,550)
Settlement of advances to a third party *	(9,430)
Balance, end of period	6,067
* In accordance with the agreements, these advances to a third party were settled in exchange for a fixed portfolio of merchant contracts upon expiry of the minimum guarantee for the first three years. The portfolio of merchant contracts was recognized at the fair value of the advance to a third party on the date of settlement as an intangible asset under partner and merchant relationships.
7. Trade and other payables
Trade and other payables comprise the following:

	June 30, 2022	December 31, 2021
	$	$
Trade payables	29,565	29,720
Accrued bonuses and other compensation-related liabilities	38,154	30,460
Sales tax	8,803	10,358
Interest payable	193	262
Due to processors	6,475	6,497
Due to merchants not related to segregated funds	13,212	14,991
Other accrued liabilities	9,570	9,560
	105,972	101,848

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
8. Share capital
On March 7, 2022, the Board approved a NCIB to purchase for cancellation a maximum of 6,617,416 Subordinate Voting Shares, representing approximately 10% of the Company’s Subordinate Voting Shares as at February 28, 2022. The Company is authorized to make purchases under the NCIB during the period from March 10, 2022 to March 9, 2023 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws. During the six months ended June 30, 2022, the Company repurchased and cancelled 1,768,668 Subordinate Voting Shares for a total consideration, including transaction costs, of $109,158.
The Company also issued 61,752 Subordinate Voting Shares for a cash consideration of $1,129 during the six months ended June 30, 2022 following the exercise of stock options.
There were 76,064,619 Multiple Voting Shares and 65,222,516 Subordinate Voting Shares outstanding as at June 30, 2022.
Share repurchase liability
On March 18, 2022, the Company had entered into an Automatic share purchase plan ("ASPP") with a third-party in order for the Company to allow for the purchase of Subordinate Voting Shares under the NCIB during the Company's blackout periods. Under this agreement, the broker is authorized to repurchase Subordinate Voting Shares, without consultation with the Company, subject to predefined share price and other limitations imposed by the Company and subject to TSX regulation and the Nasdaq and applicable securities laws, such as a daily purchase restriction.
The change in share repurchase liability during the six months ended June 30, 2022 was as follows:

Six months ended June 30
2022

Balance, beginning of period	—
Initial fair value of share repurchase liability	43,923
Shares repurchased under the ASPP	(36,774)
Change in fair value of share repurchase liability	(5,710)
Other	(1,439)
Balance, end of period	—
Put option exercise notice and purchase of non-controlling interest
On February 4, 2022, the Company received a put option exercise notice from the Loan Payment Pro ("LPP") non-controlling interest unit holders which obligated the Company to purchase the remaining 40% interest in LPP at fair market value. On April 7, 2022, the Company completed the purchase of the remaining 40% interest in LPP for a cash consideration of $39,751.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
9. Revenue and expenses by nature

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
	$	$	$	$
Revenue
Merchant transaction and processing services revenue	209,121	176,062	421,533	324,352
Other revenue	2,173	2,177	4,305	4,367
	211,294	178,239	425,838	328,719

Cost of revenue
Processing cost	34,806	31,989	80,660	58,165
Cost of goods sold	1,174	1,135	2,236	2,143
	35,980	33,124	82,896	60,308

Selling, general and administrative expenses
Commissions	29,757	36,288	57,555	65,241
Employee compensation	37,443	23,014	75,242	44,037
Share-based payments	32,664	4,953	69,851	9,058
Depreciation and amortization	27,046	20,740	53,489	41,738
Professional fees	4,784	6,522	12,434	13,442
Transaction losses (recovery)	(379)	(664)	(1,772)	1,155
Contingent consideration adjustment	(504)	—	(504)	—
Other	15,694	5,017	27,022	9,635
	146,505	95,870	293,317	184,306

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
10. Net finance cost (income)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
	$	$	$	$
Finance income
Interest on advances to third parties and interest income	(1,665)	(912)	(2,296)	(1,771)

Finance cost (recovery)
Interest on loans and borrowings (excluding lease liabilities)	5,259	3,281	10,152	6,451
Change in fair value of share repurchase liability	(7,884)	—	(5,710)	—
Interest expense on lease liabilities	159	99	265	205
Other interest expense	493	52	1,061	91
	(1,973)	3,432	5,768	6,747

Net finance cost (income)	(3,638)	2,520	3,472	4,976
11. Share-based payment arrangements
The Omnibus Incentive Plan permits the Board of Directors to grant awards of options, Restricted Share Units ("RSUs"), Performance Share Units ("PSUs") and Deferred Share Units (“DSUs”) to eligible participants.
RSUs and DSUs will be settled by the issuance of shares at the exercise date. DSUs vest immediately as they are granted for past services. The RSUs and PSUs vest over a period of up to three years.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Share-based payments continuity
The table below summarizes the changes in the outstanding RSUs, PSUs, DSUs, and stock options for the six months ended June 30, 2022:

				Stock options
	Restricted share units	Performance share units	Deferred share units	Quantity	Weighted average exercise price
					$
Outstanding, beginning of period	972,097 [1]	1,395,169	10,371	8,847,218	55.87
Forfeited	(18,053)	—	—	(134,255)	56.76
Granted	742,237	383,262	9,499	41,845	37.97
Exercised	—	—	—	(61,752)	18.30
Outstanding, end of period	1,696,281 [1]	1,778,431	19,870	8,693,056	56.04

Exercisable, end of period	28,500	35,280	19,870	2,735,671	10.56

Granted - Weighted average grant date fair value	$64.82	$49.76	$46.62	$7.01	—
1 484,590 of the 1,696,281 RSUs outstanding were granted in 2021 to a third party consultant. On May 9, 2022, the Company and the third party consultant reached a mutual understanding of the services to be rendered by the consultant. As a result, the accounting grant date of the 484,590 RSUs previously granted was met and the fair value of the services of $25,000 was estimated on that date.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Unrecognized share-based payments
The table below summarizes the share-based payments units outstanding based on the greater of the exercise price and the share price to be reached under the market performance conditions:

	As at June 30, 2022		For the three months ended June 30, 2022
	Units outstanding	Unrecognized share-based payments	Share-based payments
		$	$

$0.00 - $37.51	7,766,198	122,689	16,470
$47.21 - $78.58	732,396	3,385	762
$104.53 and above	3,689,044	99,394	15,432
Total	12,187,638	225,468	32,664
As at June 30, 2022, unrecognized share-based payments expense was approximately $225.5 million. The period over which such expense will be recognized is 4.5 years (1.0 years on a weighted average basis).
Grant date fair value
The PSUs, RSUs and DSUs grant date fair value was determined by using the quoted share price on the date of issuance. During the six months ended June 30, 2022, 383,262 PSUs awarded included performance conditions and the right to these units will vest upon meeting the related performance criteria. These units have a maximum payout of 200% and could result in an additional 383,262 shares being issued.
12. Net income per share
Diluted net income per share excludes all dilutive potential shares if their effect is anti-dilutive as well as all potential shares for which performance conditions have not yet been met as of the reporting date. For the six months ended June 30, 2022 and 2021, anti-dilutive stock options, RSUs and PSUs were excluded from the calculation of diluted net income per share because the effect was anti-dilutive.

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
	$	$	$	$
Net income attributable to common shareholders of the Company (basic and diluted)	33,979	37,830	36,982	64,644
Weighted average number of common shares outstanding – basic	141,442,328	138,719,227	142,148,713	138,462,027
Effect of dilutive securities	3,442,514	4,546,032	3,554,576	4,529,343
Weighted average number of common shares outstanding – diluted	144,884,842	143,265,259	145,703,289	142,991,370
Net income per share attributable to common shareholders of the Company:
Basic	0.24	0.27	0.26	0.47
Diluted	0.23	0.26	0.25	0.45

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
13. Determination of fair values
Certain of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.
Financial assets and financial liabilities
In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:
•Level 1: defined as observable inputs such as quoted prices in active markets.
•Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.
The Company has determined that the carrying amounts of its current financial assets and financial liabilities approximate their fair value given the short-term nature of these instruments.
The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.
As at June 30, 2022 and December 31, 2021, financial instruments measured at fair value in the condensed interim consolidated statements of financial position were as follows:

	Notes	Fair value hierarchy	June 30, 2022	December 31, 2021
			$	$
Assets
Investments		Level 1	1,060	1,112
Investments		Level 3	2,148	1,148

Liabilities
Advances to a third party independent sales organization	6	Level 3	6,067	16,616
Contingent considerations	4	Level 3	2,500	3,004
Loan Payment Pro (“LPP”) put option liability		Level 3	—	531

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
The following table presents the changes in level 3 items for the six months ended June 30, 2022:

	Advances to a third party independent sales organization	LPP put option liability	Investments	Contingent considerations
	$	$	$	$
Balance at December 31, 2021	16,616	531	1,148	3,004
Acquisition	—	—	1,000	—
Merchant residuals received, net of interest on advances to a third parties	(1,119)	—	—	—
Settlement of advances to a third party	(9,430)	—	—	—
Fair value remeasurement	—	(531)	—	(504)
Balance at June 30 2022	6,067	—	2,148	2,500
Fair value remeasurement of level 3 instrument is recognized in selling, general and administrative expenses. Below are the assumptions and valuation methods used in the level 3 fair value measurements:
•The fair value of the advances to a third party independent sales organization was determined by calculating the present value of the future estimated cash flows over the term of the agreements. There has been no material change to the assumptions used as at December 31, 2021.
•Contingent considerations outstanding as at June 30, 2022 include the Base and the Mazooma contingent considerations. The fair value of contingent considerations is determined using a formula specified in the purchase agreement. The main assumption is the forecast of expected future cashflows.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
14. Related party transactions
Transactions with key management personnel
Key management personnel compensation comprises the following:

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
	$	$	$	$
Salaries and short-term employee benefits	1,317	1,379	2,667	2,746
Share-based payments	16,281	2,417	34,147	3,868
	17,598	3,796	36,814	6,614
Other related party transactions

		Three months ended June 30		Six months ended June 30
		2022	2021	2022	2021
		$	$	$	$
Expenses – Travel	(i)	51	271	338	271
(i)In the normal course of operations, the Company receives services from a company owned by a shareholder of the Company. The services received consist of travel services.
15. Supplementary cash flow disclosure

	Six months ended June 30
	2022	2021
	$	$
Changes in non-cash working capital items:
Trade and other receivables	(12,176)	(270)
Inventory	32	(264)
Prepaid expenses	(738)	(418)
Contract assets	(1,012)	(812)
Trade and other payables	16,350	17,337
Other current and non-current liabilities	(6,034)	(1,308)
	(3,578)	14,265

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
June 30, 2022 and 2021

(in thousands of US dollars, except for per share amounts)
16. Contingencies
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company is also exposed to possible uncertain tax positions in certain jurisdictions. Management does not expect that the resolution of those matters, either individually or in the aggregate, will have a material effect on the Company’s Condensed Interim Consolidated Financial Statements.